SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Pacific Special Acquisition Corp.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G68588 105
(CUSIP Number)

Zhengqi International Holding Limited

855 Pudong South Road, The World Plaza, 27th Floor

Pudong, Shanghai

China 200120
(86) 21-61376584

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 20, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G68588 105

1	Names of Reporting Person. Zhengqi International Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,520,171
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 1,520,171
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,520,171
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.69%
14	Type of Reporting Person CO

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SCHEDULE 13D

This Schedule 13D is filed on behalf of Zhengqi International Holding Limited, a British Virgin Islands company (“ZIHL” or the “Reporting Person”).

Item 1.	Security and Issuer

Securities acquired: ordinary shares, no par value (“Ordinary Shares”)

Issuer:	Pacific Special Acquisition Corp. (the “Issuer”)

855 Pudong South Road, The World Plaza, 27th Floor

Pudong, Shanghai

China 200120

Item 2.	Identity and Background

(a) This statement is filed by ZIHL, which is the holder of record of approximately 19.69% of the Issuer’s outstanding Ordinary Shares based on the number of Ordinary Shares outstanding (7,719,375) as of October 23, 2015, as reported by the Issuer in Exhibit 99.1 to the Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on October 29, 2015; and

(b) The address of the principal business and principal office of the Reporting Person is 855 Pudong South Road, The World Plaza, 27th Floor, Pudong, Shanghai, China 200120.

(c) Not applicable.

(d) Not applicable.

(e) The Reporting Person has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) ZIHL is a British Virgin Islands company.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Person was $4,994,058. The source of these funds was the working capital of the Reporting Person.

Item 4.	Purpose of the Transaction

In connection with the organization of the Issuer, on July 31, 2015, 1,407,500 Shares of the Issuer were issued to ZIHL in the amount of $24,478.26, pursuant to that certain Securities Purchase Agreement dated July 31, 2015 between ZIHL and the Issuer. On or about August 3, 2015, ZIHL transferred, at cost, an aggregate of 410,000 ordinary shares to members of the Issuer’s board of directors and the Issuer’s Chief Executive Officer and Chief Operating Officer.

On October 20, 2015, simultaneously with the consummation of the initial public offering of the Issuer (the “IPO”), ZIHL purchased 477,500 units of the Issuer at $10.00 per unit, with each unit consisting of one ordinary share, one right to receive one-tenth of an ordinary share on the consummation of an initial business combination and one warrant to acquire one half ordinary share, pursuant to that certain Amended and Restated Unit Subscription Agreement dated October 12, 2015, between the Issuer and ZIHL.

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On October 23, 2015, simultaneously with the sale of the over-allotment units of the Issuer, ZIHL purchased an additional 45,171 units at a price of $10.00 per unit, with each unit consisting of one ordinary share, one right, and one warrant.

The Ordinary Shares owned by the Reporting Person have been acquired for investment purposes. The Reporting Person may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company incorporated in the British Virgin Islands as a business company and formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities. Pursuant to various agreements between ZIHL and the Issuer as further described in Item 6 below, ZIHL agreed (A) to vote its Founder Shares (as defined below) and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Memorandum and Articles of Association with respect to the Issuer’s pre-business combination activities prior to the consummation of such a business combination, (C) not to redeem any shares (including the Founder Shares) into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Memorandum and Articles of Association relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares (as defined below) shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Reporting Person may, at any time and from time to time, review or reconsider its position, change its purpose or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Person (on the basis of a total of 7,719,375 Ordinary Shares outstanding as of October 23, 2015, as reported by the Issuer in Exhibit 99.1 to the Current Report on Form 8-K, filed by the Issuer with the SEC on October 29, 2015, are as follows:

a)		Amount beneficially owned: 1,520,171	Percentage: 19.69%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	1,520,171
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	1,520,171
	iv.	Shared power to dispose or to direct the disposition of:	0

(c) Other than as described herein, the Reporting Person has not effected any transactions in Ordinary Shares during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Purchase Agreement

In connection with the organization of the Issuer, on July 31, 2015, 1,407,500 Shares of the Issuer were issued to ZIHL in the amount of $24,478.26 (the “Founder Shares”), pursuant to a Securities Purchase Agreement dated July 31, 2015 between ZIHL and the Issuer. On or about August 3, 2015, ZIHL transferred, at cost, an aggregate of 410,000 ordinary shares to members of the Issuer’s board of directors and the Issuer’s Chief Executive Officer and Chief Operating Officer. The description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.6 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on August 17, 2015 (and is incorporated by reference herein as Exhibit 99.1).

Pursuant to the escrow agreement described below, the Founder Shares were placed into escrow with Continental Stock Transfer & Trust Company acting as escrow agent and subject to lock-up restrictions as further described in the summary of the “Share Escrow Agreement” below.

Amended and Restated Unit Subscription Agreement between the Issuer and ZIHL

On October 20, 2015, simultaneously with the consummation of the IPO, ZIHL purchased 477,500 units of the Issuer at $10.00 per unit, with each unit consisting of one ordinary share, one right, and one warrant, pursuant to an Amended and Restated Unit Subscription Agreement dated October 12, 2015, between the Issuer and ZIHL. On October 23, 2015, simultaneously with the sale of the over-allotment units of the Issuer, ZIHL purchased an additional 45,171 private units at a price of $10.00 per unit, with each unit consisting of one ordinary share, one right, and one warrant. The private units and the securities underlying such units are subject to a lock up provision in the unit subscription agreement, which provides that such securities shall not be transferable, saleable or assignable until after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the share escrow agreement below.

The description of the Amended and Restated Unit Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.7 to Amendment No. 3 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on October 13, 2015 (and is incorporated by reference herein as Exhibit 99.2).

Registration Rights Agreement

On October 14, 2015, in connection with the IPO, the Issuer and certain security holders including ZIHL entered into a registration rights agreement, pursuant to which, such holders were granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on October 20, 2015 (and is incorporated by reference herein as Exhibit 99.3).

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Insider Letter

On October 14, 2015, in connection with the IPO, the Issuer and certain initial security holders including ZIHL entered into a letter agreement, pursuant to which ZIHL agreed: (A) to vote its Founder Shares and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Memorandum and Articles of Association with respect to the Issuer’s pre-business combination activities prior to the consummation of such a business combination, (C) not to redeem any shares (including the Founder Shares) into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Memorandum and Articles of Association relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares shall not participate in any liquidating distribution upon winding up if a business combination is not consummated.

The summary of such letter agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on October 20, 2015 (and is incorporated by reference herein as Exhibit 99.4).

Share Escrow Agreement

On October 14, 2015, in connection with the IPO, the Issuer, certain initial security holders including ZIHL, and Continental Stock Transfer & Trust Company (the “Escrow Agent”) entered into a share escrow agreement, pursuant to which, all of the Issuer’s ordinary shares owned by such holders prior to the IPO (the “Escrowed Shares”) were deposited in escrow during the period (the “Escrow Period”) commencing on October 14, 2015 and (i) for 50% of the Escrow Shares, ending on the earlier of (x) one year after the date of the consummation of the Issuer’s initial business combination and (y) the date on which the closing sale price of the Issuer’s Ordinary Shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Issuer’s initial business combination and (ii) for the remaining 50% of the Escrow Shares, ending one year after the date of the consummation of an initial business combination or earlier, in either case, if, subsequent to the Issuer’s initial business combination, the Issuer consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

The limited exceptions to the foregoing restrictions include transfers (1) to any persons (including their affiliates and shareholders) participating in the private placement of the private units, officers, directors, shareholders, employees and members of the Company’s sponsor and its affiliates, (2) amongst initial holders or to the Company’s officers, directors and employees, (3) if a holder is an entity, as a distribution to its, partners, shareholders or members upon its liquidation, (4) by bona fide gift to a member of the holder’s immediate family or to a trust, the beneficiary of which is a holder or a member of a holder’s immediate family, for estate planning purposes, (5) by virtue of the laws of descent and distribution upon death, (6) pursuant to a qualified domestic relations order, (7) by certain pledges to secure obligations incurred in connection with purchases of the Company’s securities, (8) by private sales at prices no greater than the price at which the shares were originally purchased or (9) to the Company for no value for cancellation in connection with the consummation of the Company’s initial business combination, in each case (except for clause 9) where the transferee agrees to the terms of the escrow agreement and the insider letter. If dividends are declared and payable in ordinary shares, such dividends will also be placed in escrow.

The summary of such share escrow agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.5 to the Form 8-K filed by the Issuer with the SEC on October 20, 2015 (and is incorporated by reference herein as Exhibit 99.5).

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Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Securities Purchase Agreement, dated as of July 31, 2015, by and between the Issuer and ZIHL (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on August 17, 2015).

Exhibit 99.2	Amended and Restated Unit Subscription Agreement dated as of October 12, 2015, by and between the Issuer and ZIHL (incorporated by reference to Exhibit 10.7 to Amendment No. 3 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on October 13, 2015).

Exhibit 99.3	Registration Rights Agreement dated as of October 14, 2015, by and among the Issuer and certain security holders including ZIHL (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on October 20, 2015).

Exhibit 99.4	Insider Letter, dated as of October 14, 2015, by and among the Issuer and certain initial security holders including ZIHL (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on October 20, 2015).

Exhibit 99.5	Escrow Agreement, dated as of October 14, 2015, by and among the Issuer, certain initial security holders including ZIHL, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the SEC on October 20, 2015).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2015

Zhengqi International Holding Limited

	By:	/s/ Zhouhong Peng
	Name:	Zhouhong Peng
	Title:	President

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